UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           DecisionOne Holdings Corp.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   243458 10 0
                                 (CUSIP Number)


                             David P. Kreisler, Esq.
Hutchins, Wheeler & Dittmar, 101 Federal Street, Boston, MA 02110 (617) 951-6600
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 7, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                     SCHEDULE 13D

CUSIP No. 243458 10 0

1.   NAME OF REPORTING PERSON - Thomas H. Lee Equity Fund III, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 04-3279871

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [   ]
                                                                  (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                  [   ]


   6.CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                                7.    SOLE VOTING POWER
                                                            695,016
NUMBER OF
SHARES                                          8.    SHARED VOTING POWER
BENEFICIALLY                                                   0
OWNED BY
EACH                                            9.    SOLE DISPOSITIVE POWER
REPORTING                                                    695,016
PERSON WITH
                                               10.    SHARED DISPOSITIVE POWER
                                                               0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      695,016

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                 [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6%

14.  TYPE OF REPORTING PERSON

     PN

                                                     SCHEDULE 13D

CUSIP No. 243458 10 0

1.   NAME OF REPORTING PERSON - Thomas H. Lee Foreign Fund III, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 04-3303055

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [   ]
                                                           (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                              [   ]


   6.CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                              7.    SOLE VOTING POWER
                                                         43,006
NUMBER OF
SHARES                                        8.    SHARED VOTING POWER
BENEFICIALLY                                              0
OWNED BY
EACH                                          9.    SOLE DISPOSITIVE POWER
REPORTING                                                43,006
PERSON WITH
                                             10.    SHARED DISPOSITIVE POWER
                                                          0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      43,006

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%

14.  TYPE OF REPORTING PERSON

     PN

                                                     SCHEDULE 13D

CUSIP No. 243458 10 0

1. NAME OF REPORTING PERSON - Thomas H. Lee Equity Advisors III Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 04-3279882

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ]
                                                               (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                               [   ]


   6.CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                             7.    SOLE VOTING POWER
                                                          0
NUMBER OF
SHARES                                       8.    SHARED VOTING POWER
BENEFICIALLY                                           738,022
OWNED BY
EACH                                         9.    SOLE DISPOSITIVE POWER
REPORTING                                                 0
PERSON WITH
                                            10.    SHARED DISPOSITIVE POWER
                                                        738,022


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     738,022

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                            [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%

14.  TYPE OF REPORTING PERSON

     PN

                                                     SCHEDULE 13D

CUSIP No. 243458 10 0

1.   NAME OF REPORTING PERSON - THL Equity Trust III

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 04-3279892

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [   ]
                                                            (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                               [   ]


   6.CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                               7.    SOLE VOTING POWER
                                                           0
NUMBER OF
SHARES                                         8.    SHARED VOTING POWER
BENEFICIALLY                                             738,022
OWNED BY
EACH                                           9.    SOLE DISPOSITIVE POWER
REPORTING                                                   0
PERSON WITH
                                              10.    SHARED DISPOSITIVE POWER
                                                          738,022


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     738,022

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                              [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%

14.  TYPE OF REPORTING PERSON

     OO

                                                     SCHEDULE 13D

CUSIP No. 243458 10 0

1.   NAME OF REPORTING PERSON - THL Co-Investors III-A, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 04-3361519

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ]
                                                             (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                             [   ]


   6.CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                                7.    SOLE VOTING POWER
                                                           43,910
NUMBER OF
SHARES                                          8.    SHARED VOTING POWER
BENEFICIALLY                                                0
OWNED BY
EACH                                            9.    SOLE DISPOSITIVE POWER
REPORTING                                                   43,910
PERSON WITH
                                               10.    SHARED DISPOSITIVE POWER
                                                           0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,910

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                           [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%

14.  TYPE OF REPORTING PERSON

     CO

                                                     SCHEDULE 13D

CUSIP No. 243458 10 0

1.   NAME OF REPORTING PERSON - THL Co-Investors III-B, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 04-3361521

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [   ]
                                                              (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                             [   ]


   6.CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                              7.    SOLE VOTING POWER
                                                        28,185
NUMBER OF
SHARES                                        8.    SHARED VOTING POWER
BENEFICIALLY                                              0
OWNED BY
EACH                                          9.    SOLE DISPOSITIVE POWER
REPORTING                                               28,185
PERSON WITH
                                             10.    SHARED DISPOSITIVE POWER
                                                          0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     28,185

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                               [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%

14.  TYPE OF REPORTING PERSON

     CO

                                                     SCHEDULE 13D

         Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares") of DecisionOne Holdings Corp., a Delaware corporation ("DecisionOne"). The principal executive offices of DecisionOne are located at 50 East Swedesford Road, Frazer, Pennsylvania, 19355.

         Item 2.  Identity and Background.

(a) - (c) and (f)

         This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Thomas H. Lee Equity Fund III, L.P., a Delaware limited partnership ("Equity Fund III"), (2) Thomas H. Lee Foreign Fund III, L.P., a Delaware limited partnership ("Foreign Fund III"), (3) Thomas H. Lee Equity Advisors III Limited Partnership, a Massachusetts limited partnership ("Advisors III"), (4) THL Equity Trust III, a Massachusetts business trust ("Trust III"), (5) THL Co-Investors III-A, LLC, a Massachusetts limited liability corporation ("Investors III-A") and (6) THL Co-Investors III-B, LLC, a Massachusetts limited liability corporation ("Investors III-B").

         The address of each of the Reporting Persons is c/o Thomas H. Lee Company, 75 State Street, Boston, Massachusetts 02109.

         Each of Equity Fund III, Foreign Fund III, Investors III-A and Investors III-B are principally engaged in the business of investment in securities. Advisors III is principally engaged in the business of serving as general partner of Equity Fund III and Foreign Fund III. Trust III is principally engaged in the business of serving as general partner of Advisors III.

         Due to an existing arrangement between Equity Fund III, Advisors III and Trust III, each of Equity Fund III, Advisors III and Trust III could be deemed to be the beneficial owner of all Shares beneficially owned by Equity Fund III. Advisors III and Trust III each disclaim beneficial ownership of such Shares.

         Due to an existing arrangement between Foreign Fund III, Advisors III and Trust III, each of Foreign Fund III, Advisors III and Trust III could be deemed to be the beneficial owner of all Shares beneficially owned by Foreign Fund III. Advisors III and Trust III each disclaim beneficial ownership of such Shares.

         Attached as Schedule A to this Schedule 13D is information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) and (e)

         None of the Reporting Persons or any of their officers or trustees has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

         None of the Reporting Persons or any of their officers or trustees has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to the Subscription Agreement and the Merger Agreement (both as defined below in Item 4), the total consideration paid by Equity Fund III, Foreign Fund III, Investors IIIA and Investors III-B (collectively, the "THL Entities") in connection with their purchase of the Shares was $16,694,380.25 The acquisition of the Shares is described below in Item 4.

         The THL Entities obtained funds to make the purchase described herein through capital contributions from their investors.

         Item 4.  Purpose of Transactions.

         The THL Entities entered into the Agreements (as defined below) to purchase the Shares for general investment purposes. The THL Entities retain the right to change their investment intent. Subject to market conditions and other factors, the THL Entities may acquire or dispose of shares of DecisionOne from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by the Surviving Corporation, may enter into agreements with the management of DecisionOne relating to acquisitions of shares of the Surviving Corporation by members of management, insurances of options to management or their employment by the surviving corporation, or may effect other similar agreements or transactions.

         Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         On May 4, 1997, DecisionOne and Quaker Holding Co. ("Quaker"), a Delaware corporation that, as of May 4, 1997, was wholly-owned by certain funds affiliated with Donaldson, Lufkin & Jenrette, Inc., entered into an Agreement and Plan of Merger (as amended on July 15, 1997, the "Merger Agreement," attached hereto as Exhibit 2). The Merger Agreement provides, among other things, for the merger of Quaker with and into DecisionOne

(the "Merger"), with DecisionOne as the surviving corporation (the "Surviving Corporation"). The Merger contemplates that approximately 94.7% of the issued and outstanding Shares of DecisionOne will be converted into cash and that approximately 5.3% of such Shares will be retained by existing stockholders. The transactions contemplated by the Merger Agreement were approved by the stockholders of DecisionOne and were consummated, in each case, on August 7, 1997. From and after the Effective Time (as defined below), the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Quaker, all as provided under Delaware Law.

         Pursuant to the terms of the Merger Agreement, on August 7, 1997 (the "Closing Date"), DecisionOne Holdings Corp. filed a Certificate of Merger with the Secretary of the State of Delaware, and the Merger was effective as of the filing of such certificate (the "Effective Time"). In connection therewith, immediately prior to the Effective Time, Quaker entered into a Subscription Agreement (the "Subscription Agreement") (attached hereto and made a part hereof as Exhibit 3) with DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Offshore Partners, L.P., DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ Millennium Partners, L.P., DLJ Millennium Partners-A, L.P., DLJMB Funding II, Inc., DLJ First ESC, L.L.C., DLJ EAB Partners, L.P., UK investment Plan 1997 Partners (collectively, the
"DLJMB Funds"), Apollo Investment Fund III, L.P., Apollo Overseas Partners
III, L.P., Apollo (U.K.) Partners III, L.P. (collectively, "Apollo"), Bain Capital Fund V, L.P., Bain Capital Fund V-B, L.P., BCIP Trust Associates (collectively, "Bain"), the THL Entities, DLJ Capital Corporation ("DLJCC"), Sprout and Sprout CEO (collectively, "Sprout") and Ontario Teachers' Pension Plan Fund ("Teachers", and collectively with Apollo, Bain, THL and
Sprout, the "Institutional Investors"), dated August 7, 1997, pursuant to which the DLJMB Funds and the Institutional Investors purchased shares of Common
Stock of Quaker on the Terms set forth in the Subscription Agreement. Upon consummation of the Merger and the purchase of the Shares, the percentage ownership of the outstanding Shares is as follows: (1) DLJMB Funds, 60.6%;
(2) Apollo, 6.5%; (3) Bain 6.5%; (4) THL Entities 6.5%; (5) Sprout,
3.8%; and (6) Teachers, 4.0%.

         In addition, DecisionOne, the DLJMB Funds, the Institutional Investors and certain members of DecisionOne management (the "Management Shareholders"), have entered into an Investors' Agreement dated as of August 7, 1997 (the "Investors' Agreement") (attached hereto and made part hereof as Exhibit 4). The Investors' Agreement together with the Merger Agreement and the Subscription Agreement are sometimes referred to herein as the "Agreements."

         The Investors' Agreement provides that subject to certain ownership levels, the Institutional Investors will have certain corporate governance rights and that (i) the Board of Directors of DecisionOne will comprise seven members, four of which will be nominated by the DLJMB Funds, two of which will be independent directors satisfactory to the DLJMB Funds and one of which will be nominated by the Management Shareholders; and (ii) the Institutional

Investors will have certain tag-along rights, drag-along rights and registration rights with respect to the Shares (each as defined in the Investors' Agreement). The Investors' Agreement also provides certain restrictions regarding the investment made by the Management Shareholders as more fully described therein. Further, the Investors' Agreement provides for certain subscription rights in the event DecisionOne proposes to issue equity securities.

         Each of the  Agreements is filed as an exhibit to this Schedule 13D and
is  incorporated  herein  by  reference.   The  foregoing  descriptions  of  the
Agreements are qualified in their entirety by reference to such exhibits.

         Item 5.  Interest in Securities of the Issuer.

         Equity Fund III has acquired 695,016 Shares pursuant to the Subscription Agreement and the Merger Agreement, representing approximately 5.6% of the outstanding Shares as of August 8, 1997 (the "Outstanding Shares"). Equity Fund III has, subject to the Agreements, sole voting and sole dispositive power with respect to such Shares.

         Foreign Fund III has acquired 43,066 Shares pursuant to the Subscription Agreement and the Merger Agreement, representing approximately 0.3% of the Outstanding Shares. Foreign Fund III has, subject to the Agreements, sole voting and sole dispositive power with respect to such Shares.

         Investors III-A has acquired 28,185 Shares pursuant to the Subscription Agreement and the Merger Agreement, representing approximately 0.4% of the Outstanding Shares. Investors III-A has, subject to the Agreements, sole voting and sole dispositive power with respect to such Shares.

         Investors III-B has acquired 43,066 Shares pursuant to the Subscription Agreement and the Merger Agreement, representing approximately 0.3% of the Outstanding Shares. Investors III-B has, subject to the Agreements, sole voting and sole dispositive power with respect to such Shares.

         Each of Advisors III and Trust III may be deemed, pursuant to the attribution rules of Rule 13d-3 of the Exchange Act, to be the beneficial owner of 738,022 Shares, representing approximately 6.0% of the Outstanding Shares. Each of Advisors III and Trust III disclaim beneficial ownership of such Shares.

         The statements in this Schedule 13D shall not be construed as an admission that a Reporting Person is the beneficial owner of any of the Shares other than those which such Reporting Person has acquired pursuant to the Agreements.

         In addition, by virtue of the Agreements, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the Shares. The Reporting Persons disclaim the existence of such shared power.

(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d)      Not applicable.

(e)      Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The responses to Items 3, 4, and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

         Except for the agreements described in the response to Item 4, to the best of knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of DecisionOne, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits division of profits or less, or the giving or withholding of proxies.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit 1:        Joint filing agreement among the Reporting Persons

         Exhibit 2: Agreement and Plan of Merger dated as of May 4, 199 between DecisionOne Holdings Corp. and Quaker Holding Co.

         Exhibit 3: Subscription Agreement dated as of August 7, 1997 among Quaker Holding Co. and the buyers named therein.

         Exhibit 4: Investors' Agreement dated as of August 7, 1997 among DecisionOne Holdings Corp., the DLJ Funds and certain other persons named therein.

                                   Schedule A

         Each of the following individuals is a United States citizen, and is employed by the Thomas H. Lee Company, 75 State Street, Boston, Massachusetts, 02109.

THL Equity Trust

Officers:

Chairman                            Thomas H. Lee
                                    1 Old Farm Road, Lincoln, MA  01773

President                           David V. Harkins
                                    8 Corn Point Road, Marblehead, MA  01945

Vice Presidents                     C. Hunter Boll
                                    45 Fletcher Street, Winchester, MA  01890

                                    Thomas R. Shepherd
                                    172 Harvard Road, Stow, MA  01775

                                    Anthony J. DiNovi
                                    167 Commonwealth Avenue,#9, Boston, MA 02116

                                    Thomas M. Hagerty
                                    256 Beacon Street, Apt. #4, Boston, MA 02116

                                    Joseph J. Incandela
                                    139 Abbott Road, Wellesley Hills, MA  02181

                                    Scott A. Schoen
                                    65 Laurel Road, Weston, MA  02193

                                    Warren C. Smith, Jr.
                                    38 Coolidge Lane, Dedham, MA  02026

                                    Scott M. Sperling
                                    4 Moore Road, Wayland, MA  01778

                                    Seth W. Lawry
                                    330 Dartmouth Street, Apt.#7S,
                                    Boston, MA  02116

Treasurer                           Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

Assistant Treasurer                 Andrew D. Flaster
                                    69 Wilshire Park, Needham, MA  02192

Clerk                               Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

Assistant Clerks                    Charles W. Robins, Esq.
                                    50 Lehigh Road, Wellesley, MA  02181

                                    Jeffrey S. Wieand, Esq.
                                    1695 Lowell Road, Concord, MA  01742

Trustees:

         Thomas H. Lee           1 Old Farm Road, Lincoln, MA  01773
         David V. Harkins        8 Corn Point Road, Marblehead, MA  01945
         C. Hunter Boll          45 Fletcher Street, Winchester, MA  01890
         Thomas R. Shepherd      172 Harvard Road, Stow, MA  01775
         Anthony J. DiNovi       167 Commonwealth Avenue, #9, Boston, MA  02116
         Thomas M. Hagerty       256 Beacon Street, Apt. #4, Boston, MA  02116
         Warren C. Smith, Jr.    38 Coolidge Lane, Dedham, MA  02026
         Scott M. Sperling       4 Moore Road, Wayland, MA  01778


THL Co-Investors III-A, LLC

Officers:

Chairman                            Thomas H. Lee
                                    1 Old Farm Road, Lincoln, MA  01773

President                           David V. Harkins
                                    8 Corn Point Road, Marblehead, MA  01945

Vice Presidents                     C. Hunter Boll
                                    45 Fletcher Street, Winchester, MA  01890

                                    Thomas R. Shepherd
                                    172 Harvard Road, Stow, MA  01775

                                    Anthony J. DiNovi
                                    167 Commonwealth Avenue,#9,Boston, MA 02116

                                    Thomas M. Hagerty
                                    256 Beacon Street, Apt.#4, Boston, MA 02116

                                    Joseph J. Incandela
                                    139 Abbott Road, Wellesley Hills, MA  02181

                                    Scott A. Schoen
                                    65 Laurel Road, Weston, MA  02193

                                    Warren C. Smith, Jr.
                                    38 Coolidge Lane, Dedham, MA  02026

                                    Scott M. Sperling
                                    4 Moore Road, Wayland, MA  01778

                                    Seth W. Lawry
                                    330 Dartmouth Street, Apt.#7S,
                                    Boston, MA  02116

Treasurer                           Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

Assistant Treasurer                 Andrew D. Flaster
                                    69 Wilshire Park, Needham, MA  02192

Clerk                               Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

Assistant Clerks                    Charles W. Robins, Esq.
                                    50 Lehigh Road, Wellesley, MA  02181

                                    Jeffrey S. Wieand, Esq.
                                    1695 Lowell Road, Concord, MA  01742


THL Co-Investors III-B, LLC

Officers:

Chairman                            Thomas H. Lee
                                    1 Old Farm Road, Lincoln, MA  01773

President                           David V. Harkins
                                    8 Corn Point Road, Marblehead, MA  01945

Vice Presidents                     C. Hunter Boll
                                    45 Fletcher Street, Winchester, MA  01890

                                    Thomas R. Shepherd
                                    172 Harvard Road, Stow, MA  01775

                                    Anthony J. DiNovi
                                    167 Commonwealth Avenue,#9, Boston, MA 02116

                                    Thomas M. Hagerty
                                    256 Beacon Street, Apt.#4, Boston, MA  02116

                                    Joseph J. Incandela
                                    139 Abbott Road, Wellesley Hills, MA  02181

                                    Scott A. Schoen
                                    65 Laurel Road, Weston, MA  02193

                                    Warren C. Smith, Jr.
                                    38 Coolidge Lane, Dedham, MA  02026

                                    Scott M. Sperling
                                    4 Moore Road, Wayland, MA  01778

                                    Seth W. Lawry
                                    330 Dartmouth Street, Apt.#7S,
                                    Boston, MA  02116

Treasurer                           Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

Assistant Treasurer                 Andrew D. Flaster
                                    69 Wilshire Park, Needham, MA  02192

Clerk                               Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

Assistant Clerks                    Charles W. Robins, Esq.
                                    50 Lehigh Road, Wellesley, MA  02181

                                    Jeffrey S. Wieand, Esq.
                                    1695 Lowell Road, Concord, MA  01742

                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

                               THOMAS H. LEE EQUITY FUND III, L.P.
                               By: THL Equity Advisors III Limited Partnership, its General Partner
                               By:  THL Equity Trust III, its General Partner


                               By:  /s/ Scott A. Schoen
                               Name:  Scott A. Schoen
                               Title:    Vice President


                               THOMAS H. LEE FOREIGN FUND III, L.P.
                               By: THL Equity Advisors III Limited Partnership, its General Partner
                               By:  THL Equity Trust III, its General Partner


                               By:  /s/ Scott A. Schoen
                               Name:  Scott A. Schoen
                               Title:    Vice President

                               THOMAS H. LEE EQUITY ADVISORS III
                               LIMITED PARTNERSHIP
                               By:  THL Equity Trust III, its General Partner


                               By:  /s/ Scott A. Schoen
                               Name:  Scott A. Schoen
                               Title:    Vice President


                               THL EQUITY TRUST III


                                By:  /s/ Scott A. Schoen
                                Name:  Scott A. Schoen
                                Title:    Vice President

                                THL CO-INVESTORS III-A, LLC


                                By:  /s/ Scott A. Schoen


                                THL CO-INVESTORS III-B, LLC


                                By:  /s/ Scott A. Schoen